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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. ____)*


                         CAPROCK COMMUNICATIONS CORP.
                         ----------------------------
                               (Name of Issuer)


                    Common Stock $.01 par value per share
                    -------------------------------------
                        (Title of Class of Securities)


                                 140667 10 6
                                --------------
                                (CUSIP Number)


                            Jere W. Thompson, Jr.
     Two Galleria Tower, 13455 Noel Road, Suite 1925, Dallas, Texas 75240,
                               (972) 982-9500
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                               August 26, 1998
                               ---------------
           (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box [     ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                          Page  1  of  7  Pages
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CUSIP No. 140667 10 6                 13D                 Page  2  of  7  Pages
          -----------                                          ---    ---


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1.   NAME OF REPORTING PERSON -  Scott L. Roberts

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP                                (b)  /X/
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                     / /
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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 NUMBER OF SHARES             7.  SOLE VOTING POWER
 BENEFICIALLY OWNED                  2,883,628
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  8.  SHARED VOTING POWER
                                     0
                             --------------------------------------------------
                              9.  SOLE DISPOSITIVE POWER
                                     2,883,628
                             --------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                     0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,883,628
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      / /

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.0%
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14.  TYPE OF REPORTING PERSON
     IN
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                                                          Page  3  of  7  Pages
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Item 1.   SECURITY AND ISSUER.

     The name of the issuer is CapRock Communications Corp. (the "Issuer"). The Issuer is organized under the laws of the State of Texas and its principal executive offices are located at Two Galleria Tower, 13455 Noel Road, Suite 1925, Dallas, Texas 75240. The class of equity securities to which this statement relates are shares of common stock, par value $.01 per share, of the Issuer (the "Common Stock").

Item 2.   IDENTITY AND BACKGROUND.

     (a) This statement is being filed by Scott L. Roberts (the "Reporting Person").

     (b) The business address of the Reporting Person is Two Galleria Tower, 13455 Noel Road, Suite 1925, Dallas, Texas 75240.

     (c) The present principal occupation of the Reporting Person is Executive Vice President of the Issuer.

     (d) In the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The place of citizenship of the Reporting Person is the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The Reporting Person beneficially acquired the shares of Common Stock being reported on hereunder on August 26, 1998 pursuant to the terms of an Agreement and Plan of

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                                                          Page  4  of  7  Pages
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Merger and Plan of Exchange dated as of February 16, 1998, by and among IWL
Communications, Incorporated, a Texas corporation ("IWL"), the Issuer, IWL Acquisition Corp., a Texas corporation and a subsidiary of Holdings
("I-Sub"), CapRock Telecommunications Corp., a Texas corporation ("Telecommunications"), CapRock Acquisition Corp., a Texas corporation and a subsidiary of Holdings ("C-Sub"), and CapRock Fiber Network, Ltd., a Texas limited partnership (the "Partnership"), which agreement was amended on April 30, 1998, June 20, 1998 and July 8, 1998 (as amended, the "Merger
Agreement"). As more fully described in the Registration Statement on Form
S-4, as amended (the "Registration Statement"), File No. 333-57365, filed by the Issuer with the Securities and Exchange Commission (the "Commission") and declared effective on July 20, 1998, on August 26, 1998 I-Sub and C-Sub were merged with and into IWL and Telecommunications, respectively (the "Mergers"), with each of IWL and Telecommunications as the surviving corporations. In addition, on such date all of the interests in the Partnership were exchanged (the "Interest Exchange" and, together with the Mergers, the "Transaction") for shares of Common Stock. The Registration Statement is attached hereto as Exhibit 1. At the effective time of the Mergers and the Interest Exchange, among other things, each outstanding share of Telecommunications common stock was converted into 1.789030878 shares of the Common Stock of the Issuer. This Schedule 13D reflects the Reporting Person's ownership of the shares of the Common Stock that the Reporting
Person received in exchange for his shares of Telecommunications common stock as a result of the consummation of the Transaction.

Item 4.   PURPOSE OF TRANSACTION.

          The Reporting Person currently hold the shares of Common Stock reported on hereunder for investment purposes. The Reporting Person currently has no plans or proposals that relate or would result in any of the actions set forth in parts (a) through (j) of Item 4.

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                                                          Page  5  of  7  Pages
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Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The Reporting Person owns beneficially and of record 2,883,628 shares of Common Stock (constituting 10.0% of the issued and outstanding shares of Common Stock of the Issuer as of the date of this Schedule 13D). The Reporting Person has the sole voting and dispositive power with respect to such shares.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               None.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          EXHIBIT 1 Registration Statement on Form S-4 (Incorporated herein by reference to the Registration Statement on Form S-4, as amended, filed by the Issuer with the Commission on June 22, 1998, SEC File No. 333-57365).

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                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     September 3, 1998             /s/ Scott L. Roberts
                                        --------------------------------------
                                        Scott L. Roberts



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
                 EXHIBIT                                              PAGE
                 -------                                              ----
    EXHIBIT 1    Registration Statement on Form S-4
                 (Incorporated herein by reference to the
                 Registration Statement on Form S-4, as
                 amended, filed by the Issuer with the
                 Commission on June 22, 1998, SEC File No.
                 333-57365).